SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CREDICORP Ltd. Reports Second Quarter 2006 Earnings

Lima, Peru, August 10, 2006 - Credicorp (NYSE:BAP) announced today its unaudited results for the second quarter of 2006. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•

Exceeding all expectations, Credicorp reported 2Q06 net income of US$ 64.4 million, reflecting an increase of 25.9% QoQ and 38.9% YoY as a result of an acceleration of its loan growth, following a clearer political front which is boosting economic and business expectations.

•	ROAE surpassed Credicorp’s targets at 21.7% for 2Q06 and 19.2% for the first half of 2006.
•

BCP continues to be the main driver of net income growth, with earnings contributions to Credicorp up 12.5% QoQ as a result of solid business growth led by the lending activity, leading to an ROAE at BCP of 33.8% for 2Q06 and 30.9% for the first half of 2006.

•

BCP reported increased loan growth of 7.9% QoQ fueled by an impressive 12.1% QoQ growth of corporate loans, which reflected our corporate clients’ preference to maintain a liquid position due to the political uncertainties during the election period and pent-up demand for investment financing that was held back for the same reason. On a yearly basis, the retail and SME segments continue to be the star performers with 24% loan growth YoY.

•

Thus, net interest income at BCP also grew a very strong 8.9% QoQ to US$ 114 million, becoming the driver of improved income generation. Fee income, however, was flat, since the continuing growth in transactional fee income as volumes increased (2.5% QoQ) was offset by a drop of capital markets related fees. Consequently, core revenues, which include gains from FX-transactions, also show strong growth at 5.8% QoQ.

•

The improved composition of assets, which increased the proportion of profitable loans vis-à-vis low yielding investments as a result of loan growth allowed for are covery in NIM to 5.34% compared to 5.1% in 1Q06.

•

ASHC, Credicorp’s offshore banking operation, reported a US$ 3 million contribution, reflecting the stable banking business, though lower on a QoQ basis principally as are sult of less income from the sale of securities.

•

Continuing its recovery from last year’s performance, Credicorp’s insurance business PPS again reported positive results in 2Q06 in all business segments reaching a total of US$ 4.7 million net income, of which US$ 2.7 million represent PPS’s contribution to Credicorp’s total results. This reflects a significant recovery in earnings contribution YoY.

•

AFP Prima, the pension fund business reported not only a successful development of its business, having grown again aggressively its managed pension fund portfolio 33.7%, and its number of affiliated clients by 31.5% for 2Q06, but also a strategic move having successfully presented a bid to buy Santander’s AFP Union Vida. Startup losses were lower than expected with a negative contribution to Credicorp for the quarter of US$ 2.24 million. Prima’s negative effect on Credicorp is expected to change as the acquisition is concluded and the businesses are merged.

•

The acquisition of AFP Union Vida not only has a significant strategic importance in positioning Credicorp as the leading financial company in Perú, it also represents amore efficient use of capital for Credicorp, which is expected to contribute to the continued improvement of the company’s ROE.

•	These higher earnings results, coupled with continuing cost controls, contributed to the improvement of Credicorp’s efficiency ratio, down to 42.27% in 2Q06 from 42.54% in 1Q06.
•	Portfolio quality continues improving despite aggressive loan growth reaching a low 1.68% PDL ratio and a 214% coverage ratio.

I. Credicorp Ltd.
   Overview

Exceeding market expectations, Credicorp reported net income in 2Q06 attributable to the holding company [excluding minorities] of US$ 64.4 million, or US$ 0.81 per common share, accelerating the growth trend of recent quarters. This result was 25.9% higher QoQ [compared to the immediately preceding quarter] and 38.9% higher YoY [compared to the same quarter a year ago], and lead to an unprecedented 21.68% ROAE for the quarter.

The continuous improvement of bottom line numbers is a result not only of good assets growth, especially growth of BCP’s dynamic loan portfolio, but also the higher operating efficiency achieved as evidenced by a lower growth rate of costs compared to income growth. Thus, Credicorp’s Core Earnings (net interest income, fee income, net gains on foreign exchange transactions and net premiums earned) together increased 7.9% QoQ while operating costs grew only 4.7% during the same period, leading to an improvement in the efficiency ratio to 41.27% for 2Q06 from 42.54% in 1Q06.

It should be noted that the continued economic growth, also led to the excellent performance in the recovery of charged-off accounts leading to significantly higher recoveries than originally expected, contributing to Credicorp’s overall results, with provisions net of recoveries turning into a minimum positive number.

Credicorp Ltd.	Quarter			Change %

US$ thousands	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Net Interest income	130,010	114,977	104,305	24.6%	13.1%
Total provisions, net of recoveries	(251)	(3,547)	787	-131.9%	-92.9%
Non financial income	72,513	78,625	65,068	11.4%	-7.8%
Insurance premiums and claims	18,220	10,797	8,398	117.0%	68.7%
Operating expenses	(130,104)	(124,249)	(116,129)	12.0%	4.7%
Translation results	3,448	5,221	1,260	173.6%	-34.0%
Worker’s profit sharing and income taxes	(25,296)	(27,228)	(15,369)	64.6%	-7.1%
Net income	68,539	54,596	48,320	41.8%	25.5%
Minority Interest	4,105	3,411	1,943	111.3%	20.3%
Net income attributed to Credicorp	64,434	51,185	46,377	38.9%	25.9%
Net income/share (US$)	0.81	0.64	0.58	38.9%	25.9%

Core revenues	258,406	239,444	216,849	19.2%	7.9%
Total loans	5,501,004	5,146,709	4,797,890	14.7%	6.9%
Deposits and Obligations	7,922,208	7,317,432	6,545,606	21.0%	8.3%
Net Shareholders’ equity	1,215,984	1,161,250	1,094,223	11.1%	4.7%

Net interest margin	5.3%	4.9%	5.4%
Efficiency ratio	41.3%	42.5%	42.1%
Return on average shareholders’ equity	21.7%	17.4%	17.3%
PDL/Total loans	1.7%	1.9%	2.7%
Coverage ratio of PDLs	214.2%	199.3%	178.2%
BIS ratio	12.2%	12.8%	14.3%
Employees	12,520	11,837	11,054

Credicorp’s results for 2Q06, reflect not only the acceleration of loan growth of the bank lending business, which is the main driver of the 6.9% QoQ loan growth rate (compared to 2.6% loan growth the previous quarter) leading to a significant 13.1% QoQ growth of net financial income, but also an improvement of the insurance business at PPS, which reported a 68.7% QoQ growth of insurance premiums and claims and a 117% growth YoY.

As mentioned above, the important level of recoveries, which more than offset the already higher provisioning levels demanded by a more retail-oriented portfolio at BCP, also had an important impact on the reported results. Non financial income in turn, suffered a set back due mainly to a significantly lower income from the sale of securities (about US$ 5 million less than1Q06). In fact, the strategic decisions to cut account maintenance fees at BCP was more than offset by increased volume, but a drop in capital markets-related fees neutralized this growth and led to a flat QoQ fee income growth. On a consolidated basis however, Credicorp’s fee income was slightly lower.

Another positive effect came from the successful electoral process with the victory of the more market-oriented presidential candidate, which led to an overall optimism, thus boosting economic growth expectations. This also led to a further appreciation of the local currency generating a currency translation effect that increased BCP’s results again in 2Q06.

Though a QoQ drop in income taxes can be observed, it is only due to an extraordinary tax charge that took place in 1Q06 related to BCP’s dividend payment to Credicorp, which was explained in the first quarter earnings report.  Income taxes, however, are growing in line with improved profitability and include, as of this year a tax provision of US$ 2 million each quarter for future BCP dividends.

Therefore, compared to Credicorp’ subsidiaries’ contributions to the group’s total results, BCP proves to be once again the driving force behind Credicorp’s growth. BCP reported US$ 67.3 million net earnings in 2Q06 and contributed US$ 64.8 million to Credicorp, raising its contribution by 12.5% QoQ and 52% YoY.

Nonetheless, Credicorp’s offshore private banking business at ASHC remains a steady contributor, with its contribution peaking with special transactions and/or market volatility. Thus, the higher results of the previous quarter were driven by the important growth in deposits, due to the political uncertainties surrounding the elections, and a specific sale of securities which contributed significantly to the higher result. Once that uncertainty dissolved, its 2Q06 contribution to Credicorp was back in line with its normal activity reaching US$ 3 million, thus reflecting a negative -38.8% growth QoQ, but a 2.1% growth YoY.

Contributions by Subsidiaries’:

(US$Million)	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06	6m06	6m05	6m06/6m05

Banco de Crédito BCP(1)	64,799	57,617	42,643	52%	12%	122,416	86,323	42%
BCB	3,261	3,056	2,120	54%	7%	6,317	3,001	110%
Atlantic	3,014	4,893	2,952	2%	-38%	7,907	6,367	24%
PPS	2,730	2,688	136	1907%	2%	5,418	2,313	134%
Credicorp and Grupo Crédito (2)	(6,108)	(14,013)	646	-1046%	-56%	(20,121)	(5,022)	301%
Credicorp Ltd. (3)	(3,376)	(13,738)	(260)	1198%	-75%	(17,114)	(3,763)	355%
Prima	(2,243)	(2,667)	(448)	401%	-16%	(4,910)	(448)	996%
Others	(489)	2,392	1,354	-136%	-120%	1,903	(811)	-335%
Net income attributable to BAP	64,435	51,185	46,377	39%	26%	115,620	89,981	28%

(1)	Includes Banco de Crédito de Bolivia.
(2)	Includes Grupo Crédito, Credicorp, Sec. and Others.
(3)	1Q06 includes -9.3 MM of taxes on BCP’s dividends and -4.4 MM of loss in a FX hedging position over BCP’s dividends.

In the insurance business, PPS continues its process of stabilizing its income by improving its risk management and insurance underwriting capabilities. This process produced better-than-expected results so far, though we consider that more time is needed for it to fully consolidate. Thus, PPS reported gross net income of US$ 6.1 million, an increase of 59% QoQ and 336% YoY. After AIG’s minority interests in Pacífico Vida (PV), net earnings at PPS reached US$ 4.7 million, 61% higher QoQ. Therefore, Credicorp’s 75% share in PPS after additional consolidation adjustments led to a contribution to Credicorp of US$ 2.7 million, basically flat QoQ and showing a significant recovery YoY.

AFP Prima, the company’s pension fund business continued expanding reaching a market share above 6% in terms of managed funds with US$ 713 million in administered portfolio, reflecting QoQ growth of 33.9%. Its number of affiliated clients reached 97,068 representing a QoQ growth of 31.5%. For 2Q06, Prima reported losses of US$ -2.24 million, still due to start-up costs, which were below expectations as a result of higher revenues (+9.9% QoQ), cost controls (-7.3% QoQ) and solid returns on reserve requirements.

At Credicorp Holding a regular provision of approximately US$ 2 million for future taxes on expected dividends from BCP is charged every quarter.  During 2Q06 the negative result at the holding includes some residual losses in a FX hedging position.

The improved income generation throughout the Credicorp’s subsidiaries and the continuing cost controls throughout all levels of the company, have allowed Credicorp to further improve its efficiency ratio. Thus, operating expense as a percentage of total income dropped to 41.27% in 2Q06 from 42.5% in 1Q06.

Profitability measured by NIM also showed an important improvement following the acceleration of loan growth. During 1Q06, strong growth in assets was mainly channeled to our lower yielding investment portfolio given the politically uncertain scenario and consequently the weaker loan demand resulting in a drop of NIM for that quarter. Thus, the recovery in loan growth this quarter led to a shift of assets towards the more profitable loan portfolio, resulting in the recovery of NIM to 5.28% from 4.85% in 1Q06.

As a result of this improvement throughout the company, ROAE surpassed the targets we set for Credicorp for this year, reaching 21.68% in 2Q06 from 17.4% 1Q06.

Notably, Credicorp achieves these results without concessions in the quality of loan portfolio. In fact, an additional improvement in portfolio quality can be reported reaching a lower past due loans ratio of 1.68% (from 1.94%), and a higher coverage ratio of 214% (from 200%).

II. Banco de Crédito Consolidated

Net earnings at BCP continue its growth trend reaching US$ 67.3 million in 2Q06, which represents growth of 12.5% QoQ and 52% YoY. These are again significantly higher earnings per share at US$ 0.052 in 2Q06, compared to US$ 0.047 and US$ 0.034 during 1Q06 and 2Q05 respectively. With this performance, ROAE for BCP reached an unprecedented 33.8%, a record number reflecting the impressive improvement in performance from 23.5% achieved in 2Q05.

Banco de Crédito and Subsidiaries	Quarter			Change

US$ 000	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Net Interest income	114,143	104,801	91,604	24.6%	8.9%
Total provisions, net of recoveries	(1,312)	(4,839)	(913)	43.7%	-72.9%
Non financial income	70,987	68,459	61,476	15.5%	3.7%
Operating expenses	(99,678)	(93,138)	(94,010)	6.0%	7.0%
Tranlation results	2,984	4,732	396	653.8%	-36.9%
Worker’s profit sharing and income taxes	(19,776)	(20,134)	(14,233)	38.9%	-1.8%
Net income	67,348	59,880	44,320	52.0%	12.5%

Net income/share (US$)	0.052	0.047	0.034	52.0%	12.5%

Total loans	5,385,246	5,005,176	4,634,580	16.2%	7.6%
Deposits and obligations	7,412,227	6,914,341	6,089,224	21.7%	7.2%
Shareholders equity	830,259	764,980	777,265	6.8%	8.5%

Net interest margin	5.3%	5.1%	5.4%
Efficiency ratio	48.6%	48.5%	51.8%
Return on average shareholders’ equity	33.8%	29.2%	23.5%
PDL/Total loans	1.6%	1.9%	2.7%
Coverage ratio of PDLs	219.4%	203.8%	181.7%
BIS ratio	12.9%	13.9%	14.8%
Branches	229	226	208
ATMs	601	578	531
Employees	9,870	9,367	9,348

These solid results follow an acceleration of loan growth, which was achieved with minimal pressure on margins. This also led to an important growth in net interest income (8.9% QoQ and 24.6% YoY) and a recovery of its NIM to 5.3% after having dropped to 5.1% the previous quarter. This acceleration in loan growth is reported in all business segments, though retail and SME continue being the strongest growing sector on a yearly basis, having reached 24% growth YoY. Nevertheless, this 2Q06 growth of the corporate sector is significant, reaching an important 12.1% QoQ growth, having previously been the most lagging sector in terms of growth given the traditionally strong de-intermediation of the capital markets, but probably also the more affected and contained by political considerations.

Economic expansion and increasing consumer confidence in Peru continue having a positive effect on the banking business, leading to a better performance and lower provisioning, high recovery of charged-off loans and a general improvement of portfolio quality indicators. Thus, the PDL ratio reached a low of 1.65% as of June 2006, down from 1.91% for 1Q06 and 2.67% for 2Q05, and coverage ratio reached a high 219.38% for 2Q06 vs. 203.81% for 1Q06 and 181.69% for 2Q05. More over, this same economic improvement led to higher-than-expected recoveries of charged-off accounts, resulting in minimal net provisions for the quarter.

However, non financial income grew only 3.7% QoQ since the two main components of this line, fee income and net gain on FX transactions, which are part of BCP’s core earnings, had a more moderate growth compared with 1Q06 for very different reasons:

Core Revenues	Quarter			Change

US$ 000	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Net interest income	114,143	104,801	91,604	24.6%	8.9%
Fee income	55,399	55,308	52,738	5.0%	0.2%
Net gain on foreign exchange transactions	11,010	10,467	7,113	54.8%	5.2%

Core Revenues	180,552	170,576	151,456	19.2%	5.8%

Fee income was specifically affected by a drop in capital markets related fees and by the strategic decision at the beginning of the year to reduce certain banking fees, which had a gradual effect as the fee cuts were introduced. This fee income however, remained stable (+0.2%), as the increased transaction volume has been able to offset the reduced fees. Such volume increases are expected to strengthen since alternative and more cost-efficient distribution channels (such as the “Agente ViaBCP”) are significantly growing, and are expected to boost transaction volume. In contrast, Net gain on FX transactions already experienced a boost during those periods, as shown by the 54% growth YoY, and grew only moderately this 2Q06. Nevertheless, the important growth in net interest income led to a very satisfying total growth of BCP’s core earnings in 2Q06.

Economic growth is also reflected in the expansion of savings and thus, bank deposits, which grew 7.2% QoQ reaching 21.7% YoY.

Operating costs accompanied this time the business expansion, but its growth was in line with business growth, leading to a basically flat efficiency ratio, which reached 48.6% for 2Q06.

This very positive business evolution led to the continuation of the already clearly established growth trend for BCP’s banking business, and the impressive improvement of its earnings generation capacity as this 2Q06 results show.

On a comparison of accumulated results, this first semester of 2006 (1H06) net earnings reached US$127.2 million (US$0.07 per share), growing 41.8% with respect to 1H05. ROAE reached 30.87% and the efficiency ratio was 48.56%, by all means a significant improvement over 1H05.

II.1 Interest Earning Assets

A more stable political scenario has led to acceleration in loan growth.

Interest Earning Assets	Quarter			Change

US$ 000	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

BC R P and Other Banks	2,536,908	2,533,624	1,143,580	121.8%	0.1%
Interbank funds	1,918	58,151	9,577	-80.0%	-96.7%
Trading Securities	41,897	44,982	23,745	76.4%	-6.9%
Available F or S ale Securities	752,476	939,416	1,106,953	-32.0%	-19.9%
Current Loans	5,296,554	4,909,363	4,510,834	17.4%	7.9%

Total interest earning assets	8,629,753	8,485,537	6,794,689	27.0%	1.7%

Though the political uncertainties of the recent electoral period hindered some corporate investments and led only to a moderate loan growth and a need to channel asset growth to less profitable investments during 1Q06, during 2Q06 that same uncertainty between the two electoral rounds fueled a preference to maintain liquid positions at the large corporations, which increased their borrowings considerably assuring future financing. In addition, the political scenario gradually cleared up leading to a recovery of investments requiring financing. Furthermore, certain seasonality has also been experienced in the past with increased corporate lending towards the middle of the year. Thus, corporate loan growth reached an unusual 12.1% QoQ in 2Q06, becoming the main driver of BCP’s total current loan growth of about 8% QoQ, allowing better redeployment of assets which grew only 1.7% QoQ.

Therefore, NIM also recovered from its drop in 1Q06, reaching 5.34% this 2Q06.

In 2Q06, deposits at BCRP and other banks did not expand further since assets were better directed to loan growth. Similarly, all other highly liquid but less profitable assets decreased. Though this is a favorable trend which is expected to continue given the positive expectations for economic growth, and to lead also to further improvements in NIM, total loans are still only 62% of total assets vs. 66% in 2Q05.

In a more in depth review of loan growth, and measuring average monthly balances, growth of the retail and SME segments confirms their overall and consistent greater dynamism, reaching growth rates of 5.3% QoQ and 24% YoY. On a yearly basis, the strongest growth is recorded in consumer loans (up 36.7%), traditional mortgages (up 12.5%) and Mivivienda –the low income housing program- (up 48%). On the other hand, SME loans grew 7.1% QoQ and 28.4% YoY as the economic environment denotes sustained growth of consumer demand, demanding higher capital investments from a segment with scarce internal capital resources and which requires support from the financial systems for its investments.

In the Middle and Corporate segments there is seasonality towards the middle of the year when increased lending activity occurs.  But seasonality is only one element of loan growth this quarter. In the Middle Market, the strong expansion of export activity has increased the need of additional production capacity leading to important investments in capital assets financed through leasing transactions, reaching loan growth of 9% QoQ and 16.7% YoY. It is however, in the Corporate segment where this 2Q06 demand for loans leaped forward as corporations preferred building up a security cash cushion in the midst of the electoral process, increasing their borrowings considerably, and some pent-up demand for new investment financing originated by the political scenario became evident. Consequently, growth for corporate lending reached an impressive 12.1% QoQ after having remained basically flat the previous quarter (-0.1% QoQ growth in 1Q06), and contributed this way to an improvement of its yearly growth rate to 9.3%.

Market Share

Though business development was generally extremely positive for BCP, market share for the different business sectors remained somewhat erratic.

A gain in market share could be achieved in credit cards (up 60 bps QoQ reaching 16.7%) and consumer loans (up 10 bps to 14.1%). In contrast, in total mortgages BCP reported a 30 bps drop in market share. Even within this category, traditional mortgages dropped 50 bps to 42.5% while Mivivienda, the successful low income housing program gained 20 bps of market share reaching 25.2%. Furthermore, in SME lending there was also a gain reaching 20.4% market share.

The de-dollarization process has made some slight progress QoQ. By the end of 2Q06, total loan portfolio was 26% in Nuevos Soles and 74% in US dollars, shifting only 1 % from 25%/75%.  On a yearly basis the process is more noteworthy since it was 18%/82% NS/USD by the end of 2Q05.

II.2 Deposits and Mutual Funds

Solid deposit growth continues providing low cost funding to support loan growth.

Deposits and Obligations	Quarter			Change

US$ (000)	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Non-interest bearing deposits	1,777,777	1,672,164	1,411,479	26.0%	6.3%
Demand deposits	499,889	470,315	572,180	-12.6%	6.3%
Saving deposits	1,726,641	1,763,128	1,565,841	10.3%	-2.1%
Time deposits	2,664,939	2,350,413	1,917,620	39.0%	13.4%
Severance indemnity deposits (CTS)	714,963	631,796	599,419	19.3%	13.2%
Interest payable	28,018	26,525	22,686	23.5%	5.6%

Total deposits	7,412,227	6,914,341	6,089,224	21.7%	7.2%

Mutual funds in Perú	1,065,034	1,053,581	942,670	13.0%	1.1%

Mutual funds in Bolivia	57,811	61,149	51,916	11.4%	-5.5%

Total customer funds	8,535,072	8,032,846	7,206,170	18.4%	6.3%

BCP’s strong market position and solid financial standing continues to be evidenced by a strong attractiveness for depositors, leading to deposit growth of 7.2% QoQ and 21.7% YoY. This remains the basis for profitable growth, as these additional assets are channeled towards profitable loan growth. It is noteworthy, that 7.2% QoQ deposit growth is very close to the 7.9% loan growth, in this manner sustaining BCP’s attractive financial margins.

It is however also evident as well, that clients are more aware of their own returns favoring investment alternatives with better returns, such as time deposits. Thus, during 2Q06 there was an additional migration from non-interest bearing deposits to time deposits and severance indemnity deposits (CTS), the latter being a popular guarantee alternative for mortgages.

Based on daily average balances, market share of deposits as of June 2006 reached 36.3% vs. 35.3% as of March 2006 and 35.0% as of June 2005.

Daily average balance for Demand deposits in local currency and U.S. dollar, market share was 35.4% and 39.9% respectively. With respect to time deposits, the market share was 16.4% and 41.5% in Soles and U.S. dollars, and saving deposits reached 31.7% and 43.6%, respectively. In deposits related to the workers’ severance indemnity program (CTS), BCP holds a 55.9% market share, slightly below to 56.0% reached as of March in 2006.

With regards to the currency composition for BCP deposits, this remains without major change at 28% Nuevos Soles and 72% U.S. dollars for both 2Q06 and 1Q06.

Mutual funds continue being BCP’s domain, where Credifondo, a subsidiary of BCP remains the market leader with a 51.8% market share. Mutual funds have also generally kept sustained its growth reaching US$ 1,065 million in terms of volume of funds invested, 1.1% higher QoQ and 13.0% YoY.

II.3 Net Interest Income

Net interest income becomes main driver of income growth this 2Q06 with impressive 8.9% QoQ growth following the acceleration of loan growth and re-composition of interest earning assets.

Net interest income	Quarter			Change

US$ 000	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Interest income	174,885	157,884	133,629	30.9%	10.8%
Interest expense	(60,742)	(53,083)	(42,025)	44.5%	14.4%

Net interest income	114,143	104,801	91,604	24.6%	8.9%

Average interest earning assets	8,557,659	8,277,562	6,756,228	26.7%	3.4%

Net interest margin*	5.34%	5.06%	5.42%

*	Annualized

Net interest income grew an impressive 8.9% QoQ in 2Q06 compared to 2.5% QoQ growth in 1Q06, significantly contributing to improve YoY growth to 24.6% this quarter compared to 15.1% last quarter. This is a clear result of the acceleration of loan growth, which reached similar QoQ growth and resulted in a re-deployment of assets in favor of the higher yielding lending activity, as evident by the low growth of BCP’s average interest earning assets by only 3.4% QoQ.

In fact, interest income experienced even stronger growth of 10.8% QoQ, higher than loan growth, as evidence of the better average margins achieved in the lending activity.  However, the increase in interest expense was higher, 14.4% QoQ, which also reflects the shift in deposit growth with more expensive time deposits growing more than non-interest bearing deposits. Despite the latter, NII growth YoY is more than satisfying.

This is a very welcome evolution, which “corrects” the developments of 1Q06, when we experienced strong asset growth due to the high liquidity in the market, but less borrowing demand as the political uncertainties of the election process led to extreme caution in investment decisions and most of the asset growth was held in short-term liquid investments. A shift in allocation of such assets is now leading to significantly higher interest income and a resulting strong improvement in profitability.

NIM improved to 5.34% after having dropped to 5.06% in the previous quarter because of the aforementioned developments.

This development and strong interest income growth further confirm the Company’s ability to continue growing without a significant major drop in overall average NIM, since our asset mix can still be further improved and the low market penetration allows for good growth ratios with only a minimal impact on margins due to competitive pressures.

II.4 Provision for loan losses, net of recoveries

Despite strong growth, there was a continued improvement in portfolio quality with the past due loans ratio reaching 1.65% and coverage reaching 219.38%.

Provisión for loan losses	Quarter			Change

US$ 000	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Provisions	(10,525)	(16,240)	(6,013)	75.0%	-35.2%
Loan loss recoveries	9,213	11,401	5,100	80.6%	-19.2%

Total provisions, net of recoveries	(1,312)	(4,839)	(913)	43.7%	-72.9%

Total loans	5,385,246	5,005,176	4,634,580	16.2%	7.6%

Reserve for loan losses (RLL)	194,570	195,273	224,828	-13.5%	-0.4%

Bcp’s Charge-Off amount	(10,610)	(8,049)	(23,008)	-53.9%	31.8%

Past due loans (PDL)	88,692	95,812	123,746	-28.3%	-7.4%

PDL/Total loans	1.65%	1.91%	2.67%
Coverage Ratio	219.38%	203.81%	181.69%

Economic expansion and increased consumer confidence led an overall improvement of all business sectors with an important positive impact on provisioning requirements, recovery of charged-off loans and all portfolio quality indicators.

Therefore, the ration of past due loans continued improving despite aggressive loan growth and the significantly riskier retail and SME business expansion, reaching 1.65% at the end of 2Q06, from 1.91% in 1Q06 and 2.67% in 2Q05. This indicator is a true reflection of the high quality of its portfolio, as evident by the 7.4% QoQ drop also in absolute terms of past due loans down to US$ 88.7 million in 2Q06.

Reserves for loan losses also increased improving the coverage ratio to 219% in 2Q06 vs. 203.81% in 1Q06 and 181.69% in 2Q05.

This portfolio improvement led to lower provisioning requirements, reaching only 9.22% of NII compared to 15.5% in 1Q06, but does show an increase related to the new portfolio structure from 6.6% in 2Q05.

Thus, total provisions during 2Q06 reached US$ 10.6 million and were 35% lower than in 1Q06, when increased provisions were reported given the growing retail portfolio, though an extraordinary country risk provision of close to US$ 4 million for Ecuadorian exposure was also included.

This overall economic improvement also resulted in higher than expected recoveries from charged-off loans, thus reporting a high recovery of US$ 9.2 million, which reduced net provisions to only US$ 1.3 million and contributed to the net income improvement. However, given that the higher-than-expected levels of recoveries during the first two quarters are already close to the projected recoveries for the year, lower recoveries should be expected during the second half of 2006 leading to altogether higher total net provisions in the future.

II.5 Non financial income

Non financial income	Quarter			Change

US$ 000	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Fee income	55,399	55,308	52,738	5.0%	0.2%
Net gain on foreign exchange transactions	11,010	10,467	7,113	54.8%	5.2%
Net gain on sales of securities	1,056	(654)	135	683.3%	-261.4%
Other income	3,522	3,337	1,490	136.4%	5.5%

Total non financial income	70,987	68,459	61,476	15.5%	3.7%

Fee Income	Quarter			Change

US$ 000	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Saving Account	6,474	6,390	6,118	5.8%	1.3%
Demand Deposits	6,841	6,646	6,652	2.8%	2.9%
Credit cards	6,533	6,602	6,323	3.3%	-1.1%
Fund transfer services	5,986	5,664	5,121	16.9%	5.7%
Collection fees	4,113	3,980	3,922	4.9%	3.3%
Billings & payments	4,576	4,301	3,976	15.1%	6.4%
Contingent and foreign trade	5,483	5,270	4,897	12.0%	4.0%
Debit Card	2,506	2,485	2,391	4.8%	0.9%
Capital Market & Corporate Finance related fees	1,569	2,300	2,836	-44.7%	-31.8%
Commercial loans	1,968	2,135	1,574	25.0%	-7.8%
Insurance	1,424	1,462	1,408	1.1%	-2.6%
Distribution channels and Others	2,841	2,771	2,696	5.4%	2.5%
Personal loans, Mortgages and SME loans	1,795	1,628	1,934	-7.2%	10.3%
Credibolsa	897	1,246	706	27.1%	-28.0%
Credifondo	2,393	2,429	2,184	9.6%	-1.5%
Total fee income	55,399	55,308	52,738	5.0%	0.2%

Total fee income was flat QoQ (+0.2%), since volume growth in transactional fee income was offset by an overall drop in capital markets related fees. In fact, fee income from capital markets related services (Credibolsa, Capital Markets & Corporate Finance and Credifonfo) was significantly lower this 2Q06 since these activities, which tend to have a long maturity period, were on hold given the political uncertainties. However, transactional fee income, which was specifically affected by the strategic decision at the beginning of the year to reduce certain banking fees to favor bank penetration, has been compensated by increased transaction volume leading to growth of around 2.5% QoQ. Transactional fee income is expected to strengthen since alternative and more cost-efficient distribution channels (such as the “Agente ViaBCP”) are in full expansion and are expected to increase the number of points of sale dramatically within the year.  This, in turn, is expected to boost transaction volume. As a result of these developments, fee income experienced only moderate growth of 5% YoY at 2Q06.

In contrast, Net gain on FX transactions already experienced an increase during the past two quarters fueled by the FX volatility following the political uncertainties of those periods, as shown by the 54% growth YoY, and grew only moderately at 5.2% in 2Q06. During this last quarter, the Nuevo Sol revalued against the U.S. dollar recovering exchange rate levels similar to those a year ago (average S/.3.29 for each U.S. dollar for 2Q06).

Net gain on sale of securities resulted in a small gain of approximately US$ 1 million as the Lima Stock Exchange recovered after the strong volatility during the election process, with its Index increasing 29% in 2Q06.

II.6 Operating Expenses and Efficiency

Efficiency ratio maintains a good level at 48.59%

Operating expenses	Quarter			Change

US$ 000	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Salaries and employees benefits	44,284	41,088	39,760	11.4%	7.8%
Administrative, general and tax expenses	34,575	32,631	30,185	14.5%	6.0%
Depreciation and amortizacion	8,877	9,066	8,483	4.6%	-2.1%
Other expenses	11,942	10,353	15,583	-23.4%	15.4%

Total operating expenses	99,678	93,138	94,010	6.0%	7.0%

Efficiency Ratio	48.59%	48.53%	51.78%

Cost controls continue to yield positive results allowing business growth with very moderate cost growth (only 6% YoY) which led to the significant improvement in efficiency during the last year. Nevertheless, in 2Q06, costs grew in line with business expansion (up 7% QoQ), without any real loss to the improvements in the efficiency ratios previously achieved.

Note: Other expenses include provisions related to senior management’s special incentive compensation program linked to Credicorp’s share value and are subject to share price volatility.

II.7 Shareholders’ Equity and Regulatory Capital

Shareholders’ equity	Quarter			Change

US$ 000	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Capital stock	364,706	364,706	364,706	0.0%	0.0%
Reserves	242,889	242,889	210,928	15.2%	0.0%
Unrealized Gains and Losses	39,102	41,168	31,490	24.2%	-5.0%
Retained Earnings	56,337	56,337	80,427	-30.0%	0.0%
Income for the year	127,225	59,880	89,714	41.8%	112.5%

Net shareholders’ equity	830,259	764,980	777,265	6.8%	8.5%

Return on average shareholders’ equity (ROAE)	33.78%	29.17%	23.50%

BCP’s shareholders’ equity reached US$830 million as of June 2006. Despite this increase in shareholders’ equity, ROAE reached unprecedented levels of 33.78% for 2Q06 following the strong net earnings reported compared to 29.17% for 1Q06 and 23.5% in 2Q05.

The ratio of regulatory capital to risk weighted assets for BCP consolidated as of June 31, 2006 reached 12.9%, with a Tier I ratio of 11.3%. Regulatory capital includes a reduced US$29.9 million subordinated debt. This ratio has been dropping from the 13.1% level a year ago, and denotes the strong business growth at BCP. Nevertheless, it is noticeable that capital adequacy ratios at BCP are still above the minimum requirements by Basel I and Peruvian authority regulations. Local regulations establish a minimum of 9.1% capital, while Basel I suggests a minimum of 8%.

Capital Adequacy	Quarter			Change

US$ 000	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Tier I	658,871	658,870	650,996	1.2%	0.0%
Tier II	121,947	119,244	118,091	3.3%	2.3%
Deductions	(28,723)	(27,703)	(32,307)	-11.1%	3.7%

Regulatory capital	752,095	750,411	736,780	2.1%	0.2%

Risk weighted assets	5,848,884	5,386,798	4,962,424	17.9%	8.6%

Tier I	11.3%	12.2%	13.1%

BIS ratio	12.9%	13.9%	14.8%

Awards

Banco de Crédito del Perú

BCP was named “The Best Bank in Peru” by the financial magazine, Euromoney for its Award for Excellence 2006 contest.  The award merits BCP’s sustainable leadership position in the Peruvian market despite the competitive pressure from foreign banking institutions, the development of retail banking, such as the consumer and SME segments and the strong financial performance of the company as evidenced by 117% growth in net income for the 2005 period.  BCP was also recognized for its constant effort to develop efficient alternative channels to strengthen the penetration of market segments that are not yet serviced by the banking industry.

Banco de Crédito de Bolivia

Euromoney chose Banco de Crédito BCP de Bolivia, a subsidiary of Banco de Crédito del Perú, as “Best Bolivian Bank” in its annual issue of Award for Excellence 2006.

III. Banco de Crédito de Bolivia

III.1 Bolivian Financial System

Bank deposits slightly decreased QoQ, reaching US$2,840.2 million as of June 2006, from US$2,879.6 million as of March 2006, and show an increase vis-á-vis the US$2,671.6 million as of June 2005.  The system’s total loans reached US$2,650.3 million, 2.3% more than the US$2,590.6 million achieved in March 2006. It is also noted that the quality of loan portfolio improved with past due loan ratio decreasing QoQ 170 bps. to 10.5%. The coverage of past due loans with provisions was 83.0% greater that the 76.9% level reached at the previous quarter.

III.2 Net income

Net income of BCB reached US$3.3 million, 6.7% higher than the net income of US$3.1 million registered in 1Q06, and also 53.8% higher than the US$ 2.1 million in 2Q05. This way, BCB continues with the upward trend experienced during the last months of the year, showing an ROE as of June 2006 of 20.7%, significantly higher than 10.4% ROE of the system, and with a past due loan ratio of 4.9%, a much better level than the 10.5% of the system. Altogether, BCB shows a consistent and solid recovery, with a profitability and loan quality ratios superior to those of the Bolivian banking system.

III.3 Assets and Liabilities

Total loans as of June 2006 were US$ 360.3 million, reflecting a 3.1% QoQ growth. Yearly loan growth at 10.7% is however a good result considering the political scenario in Bolivia during the past year.

As mentioned above, BCB’s loan portfolio quality is superior to the system. Past due loans over total loans reached 4.9% as of June 2006. This represents a further improvement from 5.6% past due ratio for 1Q06, and an even more significant progress compared to the 10.5% of the system.

On the other hand, BCB’s total deposits also increased 2.2% QoQ and 13.2% YoY, mainly due to a new savings campaign with a very appealing interest rate (4.8%), which led to a migration of clients from Credifondo (mutual fund company) to BCB’s savings accounts.

The following chart presents figures and indicators of BCB:

Banco de Crédito de Bolivia	Quarter			Change %

US$ million	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Total Loans	360.3	349.3	325.4	10.7%	3.1%
Past due loans	17.7	19.5	28.0	-36.7%	-9.2%
Reserve for loan losses (RLL)	-25.0	-25.9	-29.4	-14.9%	-3.4%
Total Assets	531.9	520.6	481.1	10.6%	2.2%
Deposits	414.0	405.1	365.7	13.2%	2.2%
Net Shareholders’ equity	62.8	59.5	58.5	7.4%	5.5%

Net income	3.3	3.1	2.1	53.8%	6.7%

PDL/Total loans	4.9%	5.6%	8.6%
Coverage ratio of PDLs	141.1%	133.0%	105.2%
ROAE	20.7%	20.3%	10.2%
Branches	52	50	43
ATMs	134	134	120
Employees	1062	952	893

IV. Atlantic Security Holding Corporation

Net income for Atlantic Security Holding Corporation (ASHC) of US$ 3.0 million reflects growth of 2.7% YoY. On a QoQ basis however, the drop of 86% is due to the US $ 16.1 million in dividends received for its Credicorp shareholding during 1Q06, which boosted income only that quarter. Therefore, a comparison to evaluate ASHC’s business performance is more appropriate excluding dividend income from the Credicorp shares. In these terms, net income dropped 38.8% QoQ and grew slightly by 3.5% YoY. This performance is explained by the results from the sale of securities which contributed US$ 4.8 million less to net income with respect to 1Q06, leading to this overall drop of net income and thus, of ASHC’s contribution to Credicorp for the quarter.

Excluding such dividend income from the QoQ comparison, Core Revenues grew 18.2% QoQ from US$ 4.4 million to US$ 5.2 million, and 15.6% YoY, due to increased fees and commissions’ revenue.  Revenues grew despite tighter margins because of strong growth in interest-earning assets.  Compared to 1Q06, core revenues were also helped by the fact that FX transactions had no effect on income.

ASHC	Quarter			Change %

(US$ Million)	2Q 2006	1Q 2006	2Q 2005	2Q06 / 2Q05	2Q06/1Q06

Net interest income	3.3	3.3	3.3	1.2	0.3
Dividend income	0.2	16.1	0.0	410.9	-98.5
Fees and commissions from services	1.7	1.5	1.1	52.0	16.4
Net gains on foreign exchange transactions	0.0	-0.4	0.1	-116.1	-96.3
Core Revenues	5.2	20.5	4.5	15.5	-74.4

Total provisions, net of recoveries	-0.2	-2.0	0.0		-92.4
Net gains from sale of securities	-0.2	4.6	0.1	-268.8	-103.4
Other income	0.0	0.0	0.2	-99.0
Operating expenses	-1.9	-2.1	-1.9	0.9	-8.2

Net income	3.0	21.0	2.9	2.7	-85.6

Total loans	118.6	140.0	151.9	-21.9	-15.3
Total investments available for sale	634.4	563.0	493.6	28.5	12.7
Total assets	1,337.2	1,222.0	926.7	44.3	9.4
Total deposits	1,143.1	1,025.0	747.1	53.0	11.5
Net Shareholders’ equity	162.7	163.0	156.8	3.8	-0.2

Net interest margin (%)	1.20	1.25	1.63
Efficiency ratio (%)	38.8	9.0	39.1
Return on average shareholders’ equity *	10.9%	20.7%	12.9%
PDL / Total loans	0.00	0.00	0.00

Coverage ratio (%)	299%	227%	189%
BIS ratio (%)	17.05	15.32	16.52

*	ROE has been calculated excluding investments in BAP.

NII continued to grow, but at a lower rate, reaching 0.3% QoQ and 1.2% YoY. Assets maintained strong growth, posting gains of 9.4% QoQ and 44.3% YoY, but NII growth remained flat due to the fact that the trend in the re-composition of assets towards ‘lower yielding – less risky’ assets continued.  Also, the flat yield curve situation remains unchanged, although yields in general have risen.  This, however, had the effect of further restricting NII growth given the current positive duration gap.  Consequently, NIM for 2Q06 fell to 1.20% vs. 1.25% for 1Q06 and 1.64% a year ago.  Provided rates do not continue rising, this duration gap effect should diminish in the following quarters as assets turn over and generate higher yields.

ASHC’s strategy of increasing fees and commissions continues to pay off, reporting growth of 16.4% QoQ and 52.0% YoY.

Provisions dropped 92.4% QoQ, which helped offset the 103.4% fall in net gains from sale of securities. Nevertheless, results from the sale of securities, which in fact resulted in a loss of US$ 0.2 million, represented US$ 4.8 million less contribution and explains the drop in ASHC’s contribution to Credicorp.

Operating expenses rose slightly by 0.9% YoY and fell 8.2% QoQ.  The efficiency ratio for 1Q06 is not comparable given the distorting effect of the large dividend income for that quarter.  In relative terms, operating expenses had a good performance showing only a minor increase compared to 2Q05, as reflected by a lower efficiency ratio.

Interest Earning Assets

As mentioned previously, interest earning assets continued growing dynamically, with growth rates of 11.9% QoQ and 51.2% YoY, reaching US$ 1.202 million by the end of 2Q06.  This overall growth was accompanied by the rebalancing of the investment portfolio away from more risky securities and towards more liquid instruments that continued during the last quarter.  The effects of this rebalancing is illustrated in the following graphs:

INTEREST EARNING ASSETS	Quarter			% Change

(US$ Million)	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Due from banks	506	424	205	146.8%	19.3%
Loans	119	140	152	-21.7%	-15.0%
Investments	577	510	438	31.7%	13.1%

Total interest-earning assets	1,202	1,074	795	51.2%	11.9%

(*)	Excludes investments in equities and mutual funds.

Asset Management Business

Third party managed funds, which include customer deposits, mutual funds and securities’ custody, grew 10.1% and 49.7% QoQ and YoY, reaching US$ 2.3 billion as of the closing of 2Q06. Political uncertainty related to the Peruvian electoral process continued to be the main factor behind this growth. Migration from mutual and investment funds to time deposits has abated and both continue to grow independently, although time deposits continue to grow at higher rates (11.5% QoQ and 53.0% YoY).

V. Prima AFP

Pension Fund Market

In 2Q06, growth of affiliated pensioners accelerated to +2.2% reaching 3.78 million affiliates, as more independent affiliates were registered. Growth of administered funds was very strong at +10.6% supported by the high returns achieved this 2Q06, and reaching a total volume of administered funds of US$ 11.4 billion. Competition within the market was very strong, which was reflected in the increased operating costs and growth of sales people to 4,798.

The drop in commissions and growth of operating costs at all pension fund companies added to the high start-up costs of Prima put pressure on the operating profits for the system, revealing a drop from a gain of US$ 13.5 million in 1Q06 to an operating loss of US$ 0.7 million in 2Q06. Net earnings were however higher than operating results as a result of good returns achieved in the investment of legal reserves, leading to net earnings for the system of US$ 13.8 million in 1Q06 and US$ 3.5 million in 2Q06.

Private Pension Fund System:  Main Indicators

	2Q06	1Q06	2005	2004	2003

Affiliates mm	3.775	3.693	3.637	3.397	3.193
% Change	2.2%	1.6%	7.1%	6.4%	6.6%
Contributors mm (1)	n.d.	1.377	1.367	1.304	1.245
% Change	n.d.	0.7%	4.9%	4.7%	9.6%
Contributor-to-Affiliate ratio (2)	n.d.	37%	39%	40%	40%

Sales force	4,798	4,355	3,989	1,115	862
Assets under management (US$ mm)	11,385	10,290	9,494	7,894	6,362
% Change (3)	10.6%	8.4%	20.3%	24.1%	—

Income (US$ mm)	40.3	49.0	182.8	182.5	162.1
Operating expenses (US$ mm)	41.0	35.5	105.6	84.0	79.2
Operating income (US$ mm)	(0.7)	13.5	77.2	98.5	83.0
Net Income (US$ mm)	3.5	13.8	63.7	71.0	72.6

(1)	Average affiliates 12 months.
(2)	Based on average affiliates.
(3)	Quarter Variation for 1Q2006.
(4)	First Quarter includes a double collecting month.

Prima AFP

Despite the continued competitive pressure throughout the pension fund business due to Prima’s appearance in the market, Prima AFP continued growing while maintaining its high portfolio quality. As of June, the number of affiliates reached 97,068 representing a QoQ growth of 31.5%, and is expected to surpass the 100,000 affiliates with the sales effort of that month. Contributors’ ratio is very high at 89%.  Furthermore, funds under management grew 33.7% from US$ 533 million in 1Q06 to US$ 713 million in 2Q06.

PRIMA AFP: Main indicators

	2Q06	1Q06	4Q05	2Q06/1Q06

Funds under management (US$ mm)	713	533	255	33.9%
Affiliates (1)	97,068	73,794	51,838	31.5%
Contributors (2)	72,152	49,506	19,401	45.7%
Adjusted contributor-to-affiliate ratio (3)	89%	90%	84%	-1.6%

(1)	According to Superintendencia de Banca y Seguros, does not include June’s sales.
(2)	Company estimates of affiliates whose commissions were paid in the month. Does not include contributors that are still in the transfer process from another Pension Fund Manager.
(3)	Takes into account the transfer process.

PRIMA maintains a conservative hiring policy, but competition has caused it to continue expanding its sales force from 745 to 805 sales people, all the while keeping a stable market share of such sales force.

PRIMA AFP: Evolution of sales force

However, Prima’s market share in terms of administered funds and income continued growing. Total administered funds reached US$ 714 million, up from US$ 533 million.

PRIMA AFP: Administered Fund (US$ mm) and Monthly Revenues (US$ thousands) (1)

For 2Q06, Prima reported losses of US$ 2.5 million, related to start-up costs, which were better than expectations as a result of higher income, cost controls and solid returns on reserve requirements. It should be noted that the company’s shareholders completed an additional capital increase for US$ 15 million to support Prima start-up costs.

Main indicators of Prima’s results since December 2005 are in the following chart:

PRIMA AFP: Main Financial indicators (US$ m) (1)

	2Q06	1Q06	4Q05	2Q06/1Q06

Revenues	2,525	2,298	428	9.9%
Operating Losses	(4,000)	(4,314)	(11,086)	-7.3%
Net Losses	(2,241)	(2,668)	(7,646)	-16.0%

Current Assets	1,294	5,324	6,995	-75.7%
Total Assets	21,430	21,807	18,229	-1.7%
Total Liabilities	3,181	3,244	2,810	-1.9%
Net Worth	18,248	18,563	15,419	-1.7%

(1)	End of period numbers.

New Developments – Acquisition of AFP Union Vida

Though results for Prima AFP are within or surpass expectations, the process of organic growth tends to be more challenging and slower than is required to achieve the target market shares set at Credicorp.  It was therefore of strategic importance to attempt the acquisition of one of the important market players and accelerate the process of achieving positive returns in this business.

Such an acquisition would address three major issues:

•

A strategic positioning of Prima AFP as an important player, allowing a faster stabilization in the current price-war in the pension fund market, leading to a reduction of associated costs (advertising/marketing-sales force, etc) and an improvement of profitability.

•

A consolidation of Credicorp as the leading financial group in the country, consolidating its leadership in all financial segments, benefiting of such position to grow aggressively as the Peruvian economy develops.

•	A more efficient use of excess capital, which is expected to contribute to achieve the target ROE numbers of above 20% for Credicorp.

This was successfully achieved through a negotiation process with the Santander Group, the major shareholder of AFP Union Vida, a company previously owned by a consortium including Credicorp.

The transaction, which is to be concluded by the end of August, will lead to an improvement in Credicorp’s ROE in the long-term, since it will still have significant merger costs for the two companies, though it should somewhat reduce the total loss expected as contribution from Prima in 2006. The company expects a positive contribution of between US$ 15-20 million for the 2007 period, reflecting an ROE for the investment of above 10%, which is expected to improve over time and is significantly higher than today’s alternative use of capital.

Altogether, the strategic positioning of Prima will allow it to quickly benefit from one of the fastest growing segments in the Peruvian financial markets (growing at rates above 25%) and should lead to achieve better returns in this business, once the capital to assets ratio improves, contributing to a long term stabilization of Credicorp’s total ROE at attractive levels.

VI. El Pacífico Peruano Suiza and Subsidiaries (PPS)

Results obtained by PPS for 2Q06 show a continued recovery after a year 2005 which was characterized by several challenges and business management problems. This improvement led to better results for Total Premiums, Net Premiums Earned, Underwriting Results and ultimately Net Earnings.

VI.1 Net Income

Net consolidated earnings before minority interests for 2Q06 reached US$ 6.1 million, reflecting a QoQ increase of 59%, and an even higher YoY increase of 336%. After minority interests in Pacifico Vida (PV), net income growth numbers are stronger with a net income of US$ 4.7 million for 2Q06, an increase of 61% QoQ and 553% YoY. However, the consolidation adjustments, that deduct dividends from BCP on PPS’s BCP share holdings, and deductions of minority interests in PPS, reduce PPS’s contribution to Credicorp for the quarter to US$ 2.7 million, leaving it at the same level from 1Q06.

These improved results follow the recovery in earnings reported by the Property & Casualty (P&C) business at PPS which benefit from a positive underwriting result and a high BCP dividend distribution this 2Q06, as well as the continuing good performance of the Life (PV) and Health (EPS) businesses.

VI.2 Revenue and Operating Expenses

An important improvement in Total Premiums collected for the P&C business in 2Q06 coupled with a reduction of reserves related to the Life Insurance business led to Net Premiums Earned 18 % higher in 2Q06 vs. 2Q05. In addition, the low casualties’ rate allowed significantly higher Underwriting Results than in 1Q06 and 2Q05. Furthermore, operating costs, though higher in absolute terms, have remained stable at 23% of Net Premiums Earned.

During 2Q06 Net Premiums Earned (NPE) reached US$ 64 million, 18% higher than 2Q05. This is the result of an 8% growth in Total Premiums, fueled by a 16% growth in the P&C business (PPS), mainly in the Fire, Automotive, Technical and Personal Liabilities segments. Another development that contributed to NPE growth was the drop of 19% in Reserve Adjustments. This drop reflects a reduction of US$ 6.3 million of reserves for the Life Insurance segment as a reduction of Individual Annuities and a reversal of reserves for AFP insurance were reported, which were only partially offset by the increase of US$ 2.5 million in reserves related to the growth in the P&C business.

	Quarter			Change

(US$ mm)	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Total Gross Premium	96.1	93.2	89.1	7.8%	3.1%
Retained Premium	80.5	77.6	74.5	8.1%	3.7%
Reserve Adjustments	16.4	16.8	20.3	-19.2%	-2.4%
Net Premiums Earned	64.1	60.8	54.2	18.1%	5.4%

Net Earned Loss Ratio (NEL) for 2Q06 was 68.8%, 13.7 percentage points below 2Q05 and 10 percentage points below the previous 1Q06. Though the improvement in NEL ratio is evident in all business segments (YoY drop of 14 percentage points in P&C-PPS, and 11 percentage points in Health–EPS), it is stronger in the Life segment (23 percentage points drop in PV) because of the reduction in reserves explained above.

Net Claims reached US$ 44 million, a drop of 1.6% YoY and 8.1% QoQ.

Financial Income for 2Q06 reached US$12.2 million, 19% above 2Q05. This improvement is the result of increased dividends received for investments through PPS, and a better return on interest earning assets.

Other Income was US$ 3.5 million, 21% lower than the previous quarter due to an extraordinary income of US$1 million for the Novasalud acquisition during 1Q06.

Salaries and Employees Benefits grew 20.7% YoY as a result of provisions for the restructuring costs the company is undergoing and some smaller increase in personnel costs at PPS and PV.

General Expenses and Other Operating Expenses also grew 20% in 2Q06 following some “cleaning” adjustments and charges such as: US$ 0.6 million devaluation of PPS’s headquarters, US$ 0.6 million losses in stocks and tax credits related to previous fiscal periods at PPS, US$ 0.8 million write-off of EPS’s software, which became obsolete in 2004. Furthermore, commissions and technical expenses related to the increase in sales at PPS were also higher. Nevertheless, despite this increase in expenses in absolute terms, in relation to Net Premiums Earned, expenses remained flat, as mentioned above

VI.3 Business Lines

Net Earnings after Minority Interest per company
(In US$, thousands)

	PPS	PV after minority interests	EPS	Net Income	Adjustments for consolidation*	Total Contribution to BAP

2Q05	-230	1101	-146	725	(587)	138
3Q05	1,502	1,554	-353	2,703	(304)	2,399
4Q05	-3,741	5,732	-1,283	708	197	905
1Q06	49	1459	1433	2,941	(252)	2,689
2Q06	2,303	2,231	204	4,738	(2,008)	2,730

* Include deductions for minority interests

Property & Casualty (PPS)

YoY Premium growth for this segment reached 16%. This is basically the result of growth of 26% in Fire, 54% in Automotive and 68.7% in the Technical Branch, which more than off-set the important drop in Marine Hull of 40.5% due to the acquisition of SIPESA –one of Peru’s largest fishing companies- by the economic group which owns our main competitor and subsequent cancellation of its insurance policy with PPS.

Underwriting Results were US$ 5.1 million above 2Q05, basically because of its 20% higher NPE and a NEL ratio of 56%, 14 percentage points below its 2Q05 level.

Consequently, Net Earnings after minority interests for PPS were not only positive, but benefited as well from BCP’s high dividends and high underwriting results, reaching US$ 2.3 million, a significant improvement from the loss of US$ 0.2 million in 2Q05 and a basically break-even situation in 1Q06.

Life (PV)

Total Premiums drop 1% YoY, mainly following the drop in sales of Individual Annuities. A more acute 5% drop is registered in the first 6 months of 2006 compared to the same period in 2005 as the product becomes less attractive with the cancellation of the special option of early retirement that existed before. In addition, reserves also dropped 35% for the same period following the drop in Individual Annuities and a reversal of reserves related to the insurance for Disability and Survival for AFP’s as an expected claim for which a provision was created did not materialize.

Health (EPS)

Total Premiums at EPS grow 4% YoY. NEL ratio reaches 78% vis-a-vis 89% in 2Q05, leading to an Underwriting Result of US$ 3.8 million, 289% higher YoY. Nevertheless, despite a very good underwriting result, net income reached only US$ 0.2 million as a result of a cost adjustment to write-off an obsolete software, which still appeared with a high residual value in the books.

VI. 4 Claims

Net Claims continue its improving trend, dropping 1.6% YoY and 8.1% QoQ, and reaching US$ 44 million. NEL ratio was 68.8% for the consolidated insurance business, down from 78.8% in 1Q06 and 82.5% in 2Q05. This improvement is a result of a lower casualty rate in the P&C business at PPS, being the star performer the Fire segment with the lowest casualty ratio of only 7.6%. It should be remembered that the marine hull business reported the highest casualty rate of 185% in the 2Q05, which led to the overall deterioration of the consolidated NEL ratios last year.

On the other hand, claims in the Life segment increase by US$ 2.4 million, basically because of claims in Individual Annuities, Group Life and a few severe claims for Disability and Survivor, as well as an adjustment in reserves for non-reported claims of US$ 0.75 million following regulatory accounting changes for such reserves.

VI.5 Investment Portfolio

Financial Income reached US$ 12.2 million in 2Q06, 19% above the results for 2Q05, which is explained by a larger administered portfolio –up 20.1%-, mainly in PV, and the improved returns for short term, Libor-based investments at PPS.  On the other hand, there is also an improved dividend income for investments in Portfolio.

The consolidated administered Portfolio of Securities and Real Estate reached US$ 693.4 million as of 30 of June 2006, compared to US$ 577.4 million for 2005

VI.6 Market Share

The poor results of PPS in 2005 were also reflected in its market share. Thus, throughout 2005, PPS lost an important participation in the different business segments, which could not yet be reversed.

The combined P&C and Life markets reached US$ 568.9 million, reflecting 17.5% higher premiums as of June 2006 compared to the previous year. Market share of total premiums for PPS and PV was 26.6% compared to 27.9% in June 2005. Market Share for P&C was 29.2% lower than 30.2% as of June 2005 and for Life was 23.5% as of June 2006.

Health fees in the Health Insurance market grew 8.1% YoY to a total US$ 68.1 million as of June 2006. Health fees in Pacifico Salud (EPS) reported a market share of 55.7%.

ECONOMIC OUTLOOK

Economic Activity

The Peruvian economy has grown at a slow pace, mostly influenced by April’s result (+3.6%), which reflected the effects of the Easter Holiday, which fell in April in 2006 versus in March in 2005.  However, in May and June, the GDP increased an average of over 6.0%.  In spite of it, the quarterly expansion reached 5.3%, the lowest since 3Q04.  Growth continues to be driven by the construction sector (supported by i) the higher internal cement consumption due to the continued execution of diverse infrastructure projects mostly located in Lima, and ii) the advancement of construction, especially rural roads), although a slight recovery in mining, mostly in metals is also observed.  By type of expense, even though the outstanding trade balance is higher, the real export operations have stalled, so the most dynamic components of GDP are investments (both public and private) and private spending.

Gross Domestic Product
(Annually-adjusted percentile change)

External Sector

As of May 2006, the trade balance surplus continued growing reaching annualized terms of US$ 6,055 million, versus US$ 5,246 million at the end of 2005.  Even though exports show a slight de-acceleration, they are still growing at an annual rate of over 30%, but only in terms of price, since in real terms this growth has stalled, mainly because of the decline in export volume of products such as oil (-18.5% in average for the first five months of 2006), zinc (-17.2%), tin (-13.2%), copper (-5.7% and molybdenum (-4.4%).  On the other hand, imports have been growing at an annual rate of 21.3% due to higher internal demand.  The most dynamic component of this growth so far in 2006 are imports of capital assets (+34.9%), specifically the ones destined towards construction (+43.8%), while the import of machinery destined for agriculture (-27.5%) has declined. International reserves have continued growing and reached US$ 14,415 million in June (US$ 14,097 at the close of 2005).

Exports and Imports
(Annually-adjusted percentile variations)

Prices and Exchange Rate

Accumulated inflation for the first half of 2006 was 1.36%, even though in the last two months negative price variations were registered, associated to a relative recovery of agriculture production (which has influenced the lower food prices) and to the exchange rate stability.  These two factors have helped the annualized terms of inflation reach 1.83%, which is closer to the range forecasted by the Central Bank of Peru.  The downwards pressure on the exchange rate, upon the conclusion of the presidential elections, have accentuated, so that in recent weeks, the Central Bank of Peru has increased its intervention in the exchange market, buying foreign currency for an average daily amount of US$ 28.9 million in July 2006, above the maximum historically recorded (US$ 24.7 million in July 2005).

Consumer Price Indexes and Exchange Rate
(Annually adjusted percentile change)

Government
Central Government Deficit
(in millions of New Soles)

Central government operations have continued improving. In May 2006, surplus levels reached S/. 1,118 million, equivalent to 0.4% of GDP).  This has been principally due to a heavy increase in current revenues, especially income tax.  This result was not only because of the regularization of taxes due, but because of greater tax revenue in the third category tax, associated to a higher quotient applied to the monthly payments as well as the continued economic growth and favorable international prices for mining companies. Even though in the last few months there has been a slight recovery of public expenses, especially in capital expenses, this process continues to move slowly.  Because of this, and despite additional resources from the ones mentioned in the official projections, the challenge for the new government will be to meet social demands, while controlling expenditures in order to avoid the abrupt deterioration of the fiscal results that could happen after the expansive phase of the economical cycle is completed.

Banking System

As of May, multiple banking outstanding loans reached US$ 13,960 million, which represents an increase of 18.5% compared to the same month in 2005, and explained by the higher consumer loans (+28.9%) and home mortgages (+20.7%).  However, commercial loans and loans to small businesses, which show a 16.1% growth, showed significant dynamism in specific sectors, particularly financial intermediation (+99.1%), real estate (+37.2%) and electricity, gas and water (+28.8%).

In the same period, loans in US$ dollars grew only 7.6%, while loans in Nuevos Soles grew at a greater rate (+52.2%), which translates in the continuing process of de-dollarization of the loan portfolio, which has been observed in recent years (with it, US$ dollar loans represent 75.8% as of May 2005 against 68.8% as of May 2006) presented in a more volatile foreign exchange context, of relative increase in the foreign exchange loans for local currency loans, even long-term loans, such as the “Mi Vivienda” cost of loans.

The loan rate in soles reached 24.3% during the first half of 2006 (26.0% on the first semester 2005), while the loan rate in dollars remained at 10.6%.  A similar level was observed in the past months (9.7% to June 2005).

On the other hand, deposits reached in May 2006 were US$ 17,131 million, which indicates a growth annual rate of 15.0% compared to May 2005.  In this period, the dollarization of deposits increased from 54.4% to 56.0%, which reflects the preference for dollars as saving instrument; even though this tendency is decreasing following the presidential elections (it had reached 56.2% in March).  The deposit rate in soles increased from 2.7% on June 2005 to 3.4% on June 2006, while deposit rate in dollars, for the same period, increased from 1.5% to 2.0%.

Principal Economic Indicators

	2005					2006

	IQ	IIQ	IIIQ	IVQ	Year	IQ	IIQ

GDP (US$MM)	19,207	20,679	19,751	19,783	79,421	21,207	21,901
Real GDP (var.%)	6.1	5.9	6.2	7.3	6.4	6.8	5.3
GDP per-capita (US$)	2,630	2,726	2,803	2,849	2,849	2,909	2,940
Domestic demand (var.%)	4.9	4.7	6.0	6.3	5.5	9.9	7.5
Consumption (var.%)	4.0	4.4	4.5	4.7	4.4	5.3	5.0
Private Investment (var.%)	6.5	13.4	16.3	19.0	13.9	14.4	15.0
CPI (annual change,%)	1.9	1.5	1.1	1.5	1.5	2.5	1.8
Exchange rate, eop (S/. per US$)	3.26	3.25	3.34	3.43	3.43	3.36	3.27
Devaluation (annual change,%)	-5.8	-6.3	0.1	4.5	4.5	2.9	0.5
Exchange rate, average (S/. per US$)	3.26	3.26	3.29	3.41	3.30	3.34	3.29
Non-Financial Public Sector (% of GDP)	2.2	2.7	-0.6	-5.4	-0.4	3.9	3.2
Central government current revenues (% of GDP)	14.9	16.8	15.1	15.8	15.6	17.0	17.5
Tax Income (% of GDP)	13.1	14.7	12.9	13.5	13.6	14.6	15.0
Non Tax Income (% of GDP)	1.8	2.1	2.2	2.3	2.1	2.4	2.5
Current expenditures (% of GDP)	13.2	12.9	15.1	17.3	14.6	13.5	13.1
Capital expenditures (% of GDP)	1.9	2.3	2.9	4.8	3.0	1.8	2.3
Trade Balance (US$MM)	1,090	1,030	1,367	1,676	5,163	1,176	1,849
Exports (US$MM)	3,748	4,052	4,523	4,924	17,247	4,566	5,281
Imports (US$MM)	2,658	3,022	3,156	3,248	12,084	3,390	3,433
Current Account Balance (US$MM)	141	143	383	363	1,030	-167	180
Current Account Balance (% of GDP)	0.7	0.7	1.9	1.8	1.3	-0.8	0.8
International Net Reserves (US$MM)	13,555	13,818	13,695	14,097	14,097	14,472	14,415

Source: BCR, INEI, BCP est.

Mutual Funds and Private Pension System

The Private Pension System confirms growing at a very dynamic rate, with 7.6% growth QoQ for the funds in the private pension system reaching S/. 36,773 million, up from S/. 34,175 million registered for the closing as of March 2006, 36.8% greater than the S/. 26,886 million reached on March 2005. The total amount of affiliates to the system as of June 30, 2006 was of 3,776 thousand people; 2.2% greater than 3,695 people in March 2006, and 9.4% greater than the 3,453 thousand people affiliates on March 2005.

During the second quarter of 2006 the total equity of the mutual funds was S/. 2,058.2 million; 0.2% lower than the S/. 2,062.9 million reached last March, but up 3.0% regarding the S/. 1,997.3 million outstanding from December 2005. Total members 134,087, up from 125,812 participants in March, and 115,447 as of December 2005.

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment).  BCP is the Company’s primary subsidiary.

Safe Harbor for forward-looking statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statement other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$ thousands, IFRS)

		As of		Change

	June 06	March 06	June 05	June 06/ June 05	June 06/ March 06

ASSETS
Cash and due from banks
Non-interest bearing	411,860	334,670	305,772	34.7%	23.1%
Interest bearing	2,845,909	2,818,758	1,240,174	129.5%	1.0%
Total cash and due from banks	3,257,769	3,153,427	1,545,946	110.7%	3.3%
Trading securities, net	52,463	57,009	23,745	120.9%	-8.0%
Loans	5,501,004	5,146,709	4,797,890	14.7%	6.9%
Current	5,408,449	5,047,115	4,667,585	15.9%	7.2%
Past Due	92,555	99,594	130,305	-29.0%	-7.1%
Less -Reserve for possible loan losses	(198,228)	(198,530)	(232,265)	-14.7%	-0.2%
Loans, net	5,302,777	4,948,179	4,565,625	16.1%	7.2%
Investments securities available for sale	2,418,583	2,556,547	2,646,457	-8.6%	-5.4%
Reinsurance assets	43,044	44,061	30,562	40.8%	-2.3%
Premiums and other policyholder receivables	62,580	53,043	54,891	14.0%	18.0%
Property, plant and equipment, net	241,642	244,976	243,866	-0.9%	-1.4%
Due from customers on acceptances	36,173	49,613	38,151	-5.2%	-27.1%
Other assets	315,856	516,715	311,521	1.4%	-38.9%
Total Assets	11,730,886	11,623,571	9,460,765	24.0%	0.9%
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits and Obligations
Non-interest bearing	1,788,809	1,709,042	1,398,500	27.9%	4.7%
Interest bearing	6,133,399	5,608,391	5,147,105	19.2%	9.4%
Total deposits and obligations	7,922,208	7,317,432	6,545,606	21.0%	8.3%
Due to banks and correspondents	1,116,907	1,387,985	466,748	139.3%	-19.5%
Acceptances outstanding	36,173	49,613	38,151	-5.2%	-27.1%
Reserves for property and casualty claims	515,016	501,296	439,846	17.1%	2.7%
Reserve for unearned premiums	91,226	83,993	72,092	26.5%	8.6%
Reinsurance payable	14,168	15,616	9,358	51.4%	-9.3%
Bonds and subordinated debt	409,563	435,934	409,453	0.0%	-6.0%
Other liabilities	317,336	575,801	288,641	9.9%	-44.9%
Minority interest	92,306	94,650	96,647	-4.5%	-2.5%
Total liabilities	10,514,903	10,462,321	8,366,542	25.7%	0.5%
NET SHAREHOLDERS’ EQUITY	1,215,984	1,161,250	1,094,223	11.1%	4.7%
TOTAL LIABILITIES AND NET SHAREHOLDERS’ EQUITY	11,730,887	11,623,571	9,460,765	24.0%	0.9%
CONTINGENT CREDITS	3,218,616	3,290,702	2,560,648	25.7%	-2.2%

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter ended			Change		Six months ended		Change

	2Q06	1Q06	2Q05	2Q06/2Q05 2Q06/1Q06		June06	June05	Jun.06/Jun.05

Interest income and expense
Interest income	199,180	174,847	151,279	31.7%	13.9%	374,026	292,418	27.9%
Interest expense	(69,170)	(59,870)	(46,973)	47.3%	15.5%	(129,040)	(84,198)	53.3%
Net interest income	130,010	114,977	104,305	24.6%	13.1%	244,987	208,221	17.7%
Provision for loan losses, net of recoveries	(251)	(3,547)	787	-131.9%	-92.9%	(3,798)	5,200	-173.1%
Non financial income
Fee income	54,734	55,549	52,170	4.9%	-1.5%	110,283	99,855	10.4%
Net gain on foreign exchange transactions	11,393	10,186	7,204	58.2%	11.8%	21,580	13,467	60.2%
Net gain on sales of securities	664	5,577	1,029	-35.4%	-88.1%	6,241	1,462	326.9%
Other	5,720	7,313	4,665	22.6%	-21.8%	13,034	10,420	25.1%
Total non financial income, net	72,513	78,625	65,068	11.4%	-7.8%	151,138	125,205	20.7%
Insurance premiums and claims
Net premiums earned	62,269	58,732	53,170	17.1%	6.0%	121,000	106,528	13.6%
Net claims incurred	(9,215)	(13,661)	(11,383)	-19.0%	-32.5%	(22,876)	(22,159)	3.2%
Increase in cost for life and health policies	(34,834)	(34,273)	(33,389)	4.3%	1.6%	(69,107)	(63,214)	9.3%
Total other operating income, net	18,220	10,797	8,398	117.0%	68.7%	29,017	21,155	37.2%
Operating expenses
Salaries and employees benefits	(57,024)	(53,833)	(49,421)	15.4%	5.9%	(110,856)	(97,325)	13.9%
Administrative, general and expenses	(38,503)	(36,719)	(32,431)	18.7%	4.9%	(75,222)	(66,146)	13.7%
Depreciation and amortization	(11,116)	(11,318)	(9,358)	18.8%	-1.8%	(22,434)	(19,673)	14.0%
Other	(23,461)	(22,380)	(24,919)	-5.9%	4.8%	(45,841)	(42,781)	7.2%
Total operating expenses	(130,104)	(124,249)	(116,129)	12.0%	4.7%	(254,353)	(225,924)	12.6%
Income before translation results, workers’ profit sharing and income taxes	90,387	76,604	62,428	44.8%	18.0%	166,990	133,856	24.8%
Translation result	3,448	5,221	1,260	173.6%	-34.0%	8,669	2,034	326.2%
Workers’ profit sharing	(3,372)	(2,689)	(1,699)	98.5%	25.4%	(6,061)	(4,594)	31.9%
Income taxes	(21,924)	(24,539)	(13,670)	60.4%	-10.7%	(46,463)	(36,462)	27.4%
Net income	68,539	54,596	48,320	41.8%	25.5%	123,135	94,833	29.8%
Minority interest	4,105	3,411	1,943	111.2%	20.3%	7,516	4,854	54.8%
Net income attributed to Credicorp	64,434	51,185	46,376	38.9%	25.9%	115,619	89,979	28.5%

CREDICORP LTD. AND SUBSISIARIES
SELECTED FINANCIAL INDICATORS

	Quarter ended			Six months ended

	2Q06	1Q06	2Q05	June 06	June 05

Profitability
Net income per common share (US$per share)(1)	0.81	0.64	0.58	1.45	1.13
Net interest margin on interest earning assets (2)	5.28%	4.85%	5.40%	5.26%	5.49%
Return on average total assets (2)(3)	2.21%	1.81%	1.97%	1.04%	0.98%
Return on average shareholders' equity (2)(3)	21.68%	17.41%	17.31%	19.25%	16.91%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76
Quality of loan portfolio
Past due loans as a percentage of total loans	1.68%	1.94%	2.72%	1.68%	2.72%
Reserves for loan losses as a percentage of total past due loans	214.17%	199.34%	178.25%	214.17%	178.25%
Reserves for loan losses as a percentage of total loans	3.60%	3.86%	4.84%	3.60%	4.84%
Operating efficiency
Oper. expense as a percent. of total income (5)	41.27%	42.54%	42.06%	41.88%	42.78%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	3.65%	3.59%	3.88%	3.74%	3.98%
Capital adequacy (6)
Total Regulatory Capital (US$Mn)	795.84	762.98	790.40	795.84	790.40
Bis Ratio	12.24%	12.78%	14.32%	12.24%	14.32%
Risk-weighted assets (US$Mn) (7)	6,499.57	5,971.32	5,517.87	6,499.57	5,517.87
Average balances (millions of US$) (3)
Interest earning assets	9,856.15	9,476.58	7,731.59	9,312.90	7,590.50
Total Assets	11,677.23	11,336.71	9,410.85	11,146.49	9,201.88
Net equity	1,188.62	1,175.85	1,071.36	1,181.65	1,053.88

(1)	Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2)	Ratios are annualized.
(3)	Averages are determined as the average of period-beginning and period-ending balances.
(4)	Net of treasury shares. The total number of shares was of 94.38 million.
(5)	Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expense does not include Other expenses.
(6)	For holding’s financial institutions.
(7)	Risk weighted assets include market risk.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousands, IFRS)

	As of			Change

	June 06	March 06	June 05	June 06/ June 05	June 06/ March 06

ASSETS
Cash and due from banks	2,947,296	2,924,752	1,456,795	102.3%	0.8%
Cash and BCRP	2,545,326	2,372,801	1,206,055	111.0%	7.3%
Deposits in other Banks	397,164	491,012	239,317	66.0%	-19.1%
Interbanks	1,918	58,151	9,577	-80.0%	-96.7%
Accrued interest on cash and due from banks	2,888	2,788	1,846	56.5%	3.6%
Trading securities, net	41,897	44,982	23,745	76.4%	-6.9%
Loans
Current	5,296,554	4,909,363	4,510,834	17.4%	7.9%
Past Due	88,692	95,812	123,746	-28.3%	-7.4%
Less - Reserve for possible loan losses	(194,570)	(195,273)	(224,828)	-13.5%	-0.4%
Loans, net	5,190,676	4,809,903	4,409,752	17.7%	7.9%
Investment securities available for sale	1,074,966	1,342,023	1,581,362	-32.0%	-19.9%
Property, plant and equipment, net	194,392	197,866	209,059	-7.0%	-1.8%
Due from customers acceptances	36,173	49,613	38,151	-5.2%	-27.1%
Other assets	233,991	290,522	248,576	-5.9%	-19.5%
Total Assets	9,719,390	9,659,662	7,967,439	22.0%	0.6%
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits and obligations	7,412,227	6,914,341	6,089,224	21.7%	7.2%
Demand deposits	2,277,666	2,142,478	1,983,659	14.8%	6.3%
Saving deposits	1,726,641	1,763,128	1,565,841	10.3%	-2.1%
Time deposits	2,664,939	2,350,413	1,917,620	39.0%	13.4%
Severance indemnity deposits (CTS)	714,963	631,796	599,419	19.3%	13.2%
Interest payable	28,018	26,525	22,686	23.5%	5.6%
Due to banks and correspondents	732,961	998,198	375,478	95.2%	-26.6%
Bonds and subordinated debt	426,330	450,809	430,047	-0.9%	-5.4%
Acceptances outstanding	36,173	49,613	38,151	-5.2%	-27.1%
Other liabilities	281,440	481,720	257,274	9.4%	-41.6%
Total liabilities	8,889,131	8,894,681	7,190,174	23.6%	-0.1%
NET SHAREHOLDERS’ EQUITY	830,259	764,980	777,265	6.8%	8.5%
Capital stock	364,706	364,706	364,706	0.0%	0.0%
Reserves	242,889	242,889	210,928	15.2%	0.0%
Unrealized Gains and Losses	39,102	41,168	31,490	24.2%	-5.0%
Retained Earnings	56,337	56,337	80,427	-30.0%	0.0%
Income for the year	127,225	59,880	89,714	41.8%	112.5%
TOTAL LIABILITIES and NET SHAREHOLDERS’ EQUITY	9,719,390	9,659,662	7,967,439	22.0%	0.6%
CONTINGENT CREDITS	2,973,700	3,050,450	2,338,939	27.1%	-2.5%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter ended			Change		Six months ended		Change

	2Q06	1Q06	2Q05	2Q06/ 2Q05	2Q06/ 1Q06	June 06	June 05	June 06/ June 05

Interest income and expense
Interest income	174,885	157,884	133,629	30.9%	10.8%	332,769	258,097	28.9%
Interest expense	(60,742)	(53,083)	(42,025)	44.5%	14.4%	(113,826)	(75,420)	50.9%
Net interest income	114,143	104,801	91,604	24.6%	8.9%	218,943	182,677	19.9%
Provision for loan losses, net of recoveries	(1,312)	(4,839)	(913)	43.7%	-72.9%	(6,151)	2,212	-378.0%
Non financial income
Fee income	55,399	55,308	52,738	5.0%	0.2%	110,707	101,698	8.9%
Net gain on foreign exchange transactions	11,010	10,467	7,113	54.8%	5.2%	21,478	13,343	61.0%
Net gain on sales of securities	1,056	(654)	135	683.3%	-261.4%	402	1,260	-68.1%
Other	3,522	3,337	1,490	136.4%	5.5%	6,859	4,790	43.2%
Total non financial income, net	70,987	68,459	61,476	15.5%	3.7%	139,446	121,090	15.2%
Operating expenses
Salaries and employees benefits	(44,284)	(41,088)	(39,760)	11.4%	7.8%	(85,372)	(78,593)	8.6%
Administrative, general and tax expenses	(34,575)	(32,631)	(30,185)	14.5%	6.0%	(67,206)	(61,942)	8.5%
Depreciation and amortization	(8,877)	(9,066)	(8,483)	4.6%	-2.1%	(17,943)	(17,935)	0.0%
Other	(11,942)	(10,353)	(15,583)	-23.4%	15.4%	(22,294)	(24,372)	-8.5%
Total operating expenses	(99,678)	(93,138)	(94,010)	6.0%	7.0%	(192,816)	(182,842)	5.5%
Income before translation results, workers’ profit sharing and income taxes	84,140	75,283	58,157	44.7%	11.8%	159,423	123,138	29.5%
Translation result	2,984	4,732	396	653.8%	-36.9%	7,716	738	944.9%
Workers’ profit sharing	(2,635)	(2,869)	(1,733)	52.0%	-8.2%	(5,504)	(4,594)	19.8%
Income taxes	(17,141)	(17,265)	(12,500)	37.1%	-0.7%	(34,406)	(29,566)	16.4%
Net income	67,348	59,880	44,320	52.0%	12.5%	127,229	89,716	41.8%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter ended			Six months ended

	2Q06	1Q06	2Q05	June 06	June 05

Profitability
Net income per common share (US$per share)(1)	0.052	0.047	0.034	0.099	0.070
Net interest margin on interest earning assets (2)	5.34%	5.06%	5.42%	5.22%	5.55%
Return on average total assets (2)(3)	2.78%	2.52%	2.23%	2.66%	2.33%
Return on average shareholders’ equity (2)(3)	33.78%	29.17%	23.50%	30.87%	24.23%
No. of outstanding shares (millions)	1,286.53	1,286.53	1,286.53	1,286.53	1,286.53
Quality of loan portfolio
Past due loans as a percentage of total loans	1.65%	1.91%	2.67%	1.65%	2.67%
Reserves for loan losses as a percentage of total past due loans	219.38%	203.81%	181.69%	219.38%	181.69%
Reserves for loan losses as a percentage of total loans	3.61%	3.90%	4.85%	3.61%	4.85%
Operating efficiency
Oper. expense as a percent. of total income (4)	48.59%	48.53%	51.78%	48.56%	53.23%
Oper. expense as a percent. of av. tot. assets(2)(3)(4)	3.62%	3.49%	3.95%	3.57%	4.12%
Capital adequacy
Total Regulatory Capital (US$Mn)	752,094.6	750,411.1	736,780.1	752,094.6	736,780.1
Tier I Capital (US$Mn)	658,870.6	658,870.0	650,996.1	658,870.6	650,996.1
Regulatory capital / risk-weighted assets (5)	12.86%	13.93%	14.85%	12.86%	14.85%
Average balances (millions of US$) (3)
Interest earning assets	8,557.7	8,277.6	6,756.2	8,395.1	6,583.8
Total Assets	9,689.6	9,488.2	7,946.5	9,565.3	7,694.6
Net equity	797.6	821.2	754.2	824.2	740.7

(1)	Shares outstanding of 1,287 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)	Ratios are annualized.
(3)	Averages are determined as the average of period-beginning and period-ending balances.
(4)

Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization

(5)	Risk-weighted assets include market risk assets

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS
(in US$ thousands, IFRS)

	Quarter			Change

	2Q06	1Q06	2Q05	2Q06/2Q05	2Q06/1Q06

Results
Total Gross Premiums	96,059	93,231	89,111	7.8%	3.0%
Net Premiums Earned	64,069	60,792	54,239	18.1%	5.4%
Net claims	44,049	47,934	44,772	-1.6%	-8.1%
Underwriting Results	11,819	4,009	1,953	505.2%	194.8%
Financial Income	12,188	11,808	10,241	19.0%	3.2%
Other Income	3,473	4,388	3,360	3.4%	-20.8%
Salaries and Employees Benefits	7,662	7,197	6,348	20.7%	6.5%
General Expenses	4,947	5,358	4,965	-0.4%	-7.7%
Other Operating Expenses	13,503	13,137	10,398	29.9%	2.8%
Translation Results	414	343	562	-26.3%	20.7%
Tax	3,877	-130	518	648.1%	3072.1%
Net Income before Minority interest	6,106	3,835	1,401	336.0%	59.2%
Net Income after Minority interest	4,738	2,940	726	553.0%	61.1%
Balance
Total Assets	865,934	844,096	747,675	15.8%	2.6%
Investment on Securities and Real State	693,431	677,188	577,389	20.1%	2.4%
Technical Reserves	606,242	585,289	511,938	18.4%	3.6%
Equity	178,340	177,791	170,983	4.3%	0.3%
Ratios
Net underwritting Results	12.3%	4.3%	2.2%
Net earned loss ratio	68.8%	78.8%	82.5%
Return on average equity (1)(2)	11.1%	6.7%	1.7%
Return on total premiums	4.9%	3.2%	0.8%
Shareholder’s equity / Total Assets	20.6%	21.1%	22.9%
Increase in Risk Reserves	20.4%	21.7%	27.2%
Expenses / Net Earned Premiums	23.0%	24.6%	23.1%
Expenses / Average Assets (1)(2)	7.1%	7.3%	7.1%
Combined Ratio PPS + PS	100.4%	102.8%	109.0%
- Claims / Net premiums earned	64.9%	71.9%	78.1%
- Expenses and comissions / Net prem.earned	35.6%	30.9%	30.9%

(1)	Averages are determined as the average of period-beginning and period-ending balances.
(2)	Anualized.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          Date:  August 11, 2006

CREDICORP LTD.

By:	/S/ Guillermo Castillo

Guillermo Castillo
Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.